Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)

FORMULE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 - Name of the Corporation / Dénomination sociale de la société

BEMA GOLD CORPORATION

2 - The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

Province of British Columbia

3 - The classes and the maximum number of shares that the corporation is authorized to issue / Catégories et le nombre maximal d'actions que la société est autorisée à émettre

Unlimited number of common shares

4 - Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None

5 - Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 15.

6 - Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

N/A

7 - (1) If change of name effected, previous name / (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

N/A

(2) Details of incorporation / (2) Détails de la constitution

Amalgamated under the *Company Act* (British Columbia) on December 5, 1988 under the name "Bema Gold Corporation"

8 - Other provisions, if any / Autres dispositions, s'il y a lieu

See Schedule 1 attached

Date	Signature	7 - Capacity of - En qualité de
07/16/2002	[signature]	Authorized Officer
For Departmental Use Only / À L'usage du Ministère Seulement Corporation No. / N° de la société 409615-1 JUL 23 2002	Printed Name - Nom en lettres moulées Roger Richer	

Canada

IC 3247 (2001/11)

V*\65693.1

Industrie Canada Industry Canada

Industry Canada Industrie Canada

Certificate of Continuance

Canada Business Corporations Act

Certificat de prorogation

Loi canadienne sur les sociétés par actions

BEMA GOLD CORPORATION

Name of corporation-Dénomination de la société

409615-1

Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the *Canada Business Corporations Act*, as set out in the attached articles of continuance.

Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

Director - Directeur

July 19, 2002 / le 19 juillet 2002

Date of Continuance - Date de la prorogation

Canada

Canada